UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PBF Logistics LP (the “Issuer”)
(Name of Issuer)

Common Units
(Title of Class of Securities)

69318Q104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318Q104	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 69318Q104	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS
Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
6,137,022 Common Units (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
6,137,022 Common Units (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,137,022 Common Units (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88% of the total Common Units outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 69318Q104	Page 10 of 14 Pages

Item 1.

(a)	Name of Issuer:

PBF Logistics LP (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2.

(a)	Name of Persons Filing:

This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”).  The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”).

(2)

Inversora Carso, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies. Inversora Carso owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V.

(b)	Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México,
México

(ii) Inversora Carso’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

(c)	Citizenship:

Each member of the Slim Family is a Mexican citizen and Inversora Carso is a Mexican corporation.

CUSIP No. 69318Q104	Page 11 of 14 Pages

(d)	Title of Class of Securities:

Common Units

(e)	CUSIP Number:

69318Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ☐

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the date of this filing, (i) Inversora Carso, directly or indirectly, owns 6,137,022 Common Units, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inversora Carso, may be deemed to beneficially own indirectly the Common Units beneficially owned, directly or indirectly, by Inversora Carso.

(b)	Percent of Class:

CUSIP No. 69318Q104	Page 12 of 14 Pages

The Common Units beneficially owned by the Slim Family constitute approximately 9.88% of the 62,110,832 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 31, 2019.

The Common Units beneficially owned by Inversora Carso constitute approximately 9.88% of the 62,110,832 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote:

As to the Slim Family:  6,137,022 Common Units
As to Inversora Carso:  6,137,022 Common Units

(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or direct the disposition of:

As to the Slim Family:  6,137,022 Common Units
As to Inversora Carso:  6,137,022 Common Units

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Common Units reported as beneficially owned by Inversora Carso include Common Units owned by its subsidiary Control Empresarial de Capitales S.A. de C.V.

Item 8.	Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, and Inversora Carso, S.A. de C.V.

CUSIP No. 69318Q104	Page 13 of 14 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family and Inversora Carso, which are filed as exhibits to the Form 4 filed by the Slim Family and Inversora Carso with the SEC on February 12, 2018 in connection with their sale of Class A Common Stock, par value $0.10 per share of The New York Times Company, and the Joint Filing Agreement among the Slim Family and Inversora Carso, filed by the Slim Family and Inversora Carso with the SEC on August 14, 2017 as an exhibit to the initial Schedule 13G in respect of their ownership of the Issuer, are hereby incorporated herein by reference.

CUSIP No. 69318Q104	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact
February 14, 2020
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Armando Ibáñez Vasquez Title: Attorney-in-Fact